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SUNRISE COMMUNICATIONS AG

DRAFT REGISTRATION STATEMENT ON FORM F-4

May 23, 2024

Dear Sir or Madam:

Sunrise Communications AG, a Swiss stock corporation (the “Company”), has confidentially submitted the Company’s draft Registration Statement on Form F-4 (the “Registration Statement”) relating to the registration of the Company’s Class A Common Shares (Namenaktien), par value CHF 0.10 per share (the “Class A Common Shares”), and its Class B Shares with Privileged Voting Rights (Stimmrechtsaktien), par value CHF 0.01 per share, under the Securities Act of 1933, as amended, in connection with a spin-off of the Company from Liberty Global Ltd., for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

The Company undertakes that it will publicly file its Registration Statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the Registration Statement.

If you have any questions regarding the draft Registration Statement or if we can be of any help in expediting the Commission Staff’s review, please contact Harald Halbhuber at 212-848-7150 (Harald.Halbhuber@aoshearman.com) or Daniel Litowitz at 212-848-7784 (Daniel.Litowitz@aoshearman.com).

Very truly yours,

/s/ Harald Halbhuber

Harald Halbhuber

AOSHEARMAN.COM

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